October 31, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sentinel Energy Services Inc.

Registration Statement on Form S-1

Filed September 22, 2017, as amended

File No. 333-220584

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of Sentinel Energy Services Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M. EST on November 2, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 486 copies of the Preliminary Prospectus dated October 30, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the other several Underwriters

Citigroup Global Markets Inc.

By:	/s/ Neil Shah
Name:	Neil Shah
Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Rafael Fiumara
Name:	Rafael Fiumara
Title:	Vice President

Credit Suisse Securities (USA) LLC

By:	/s/ Christopher Eby
Name:	Christopher Eby
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]